FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 24 April 2014

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 24 April 2014
                                        1st Quarter Results

Exhibit 99

UNILEVER TRADING STATEMENT FIRST QUARTER 2014

GOOD START TO 2014

First quarter highlights

• Underlying sales growth 3.6% with emerging markets up 6.6%

• Underlying volume growth 1.9% and pricing up 1.6%

• Turnover decreased 6.3% to €11.4 billion reflecting a negative currency impact of (8.9)%

• Quarterly dividend up 6% to €0.285

Paul Polman: Chief Executive Officer statement

"We delivered good growth in the first quarter despite slowing markets and a tough competitive environment, further evidence that Unilever is now delivering consistently ahead of our markets. We saw a continuation of the competitive performances in Home Care and Personal Care and a strong start to the year in Refreshment. The decline in Foods was largely explained by the later timing of Easter and I am confident that we are now taking the right actions to improve performance. We are now gaining market share in margarines in Europe and North America in response to our investment in communicating the improved taste and naturalness of our brands.

We continue to deliver strong, margin-accretive innovations whilst embedding operational discipline across our markets. At the same time we are increasing our distribution reach and enhancing the capabilities of our people to ensure that we have a strong foundation from which to deliver sustained growth. Emerging markets are currently passing through a period of slower demand and economic volatility but our strategy remains unchanged. We continue to invest in our brands so that they are well-placed to benefit from the significant longer term growth opportunity that will come from growing populations and higher disposable income.

We remain focused on achieving another year of profitable volume growth ahead of our markets, steady and sustainable core operating margin improvement and strong cash flow."

24 April 2014

OPERATIONAL REVIEW: CATEGORIES

	First Quarter 2014
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever Total	11.4	3.6	1.9	1.6
Personal Care	4.2	4.5	2.7	1.8
Foods	3.0	(1.7)	(2.0)	0.3
Home Care	2.2	7.4	4.8	2.5
Refreshment	2.1	5.9	3.6	2.2

Our markets: Market growth continued to slow in the emerging markets, particularly in South Asia and South East Asia. Overall, developed markets remained weak although there were some further signs of improvement in southern Europe.

Unilever performance summary: We delivered another quarter of growth ahead of our markets. Emerging markets grew 6.6%, with good contributions from both volume and price. In developed markets, North America had a slow start to the year whereas Europe held up well. We saw continued strong growth from Home Care, a robust performance in Personal Care and an excellent start to the ice cream season in Europe. Foods performance was held back by the timing of Easter and weak markets.

We continued to drive savings programmes and take selective pricing to offset commodity cost increases. The phasing of advertising investment, restructuring spend and savings means that core operating margin is likely to be down in the first half year and up in the second half.

Personal Care
Personal Care grew ahead of our markets driven by a strong innovation programme. Deodorants performed well with the successful compressed aerosol format extended to new markets in Europe and the launch of the premium Advanced Care range for Dove in the United States. In skin, the performance of Lux has stepped up, underpinned by a major relaunch in China and South East Asia. Dove Nutrium Moisture shower gels also continued to drive growth across our markets. Vaseline Spray & Go made good progress in existing markets and was extended to Australia.

In Hair, the Dove Advanced Hair Series was launched in the United States and TRESemmé 7 Day Smooth, which offers salon-smooth hair for up to three washes, was introduced in the United Kingdom and the United States. We also launched dry shampoos under the Elidor brand in Turkey. Capitalising on the growth of male Personal Care products, in oral we launched Signal White Now Men, our first toothpaste specifically designed for men.

Foods
The decline in Foods was largely explained by the later timing of Easter in 2014. We continued to see evidence that we are taking the right actions to deliver consistent growth ahead of our markets. Despite the successful launches of great-tasting products like Rama with Butter in Germany, the decline of the margarine market remained a drag on our spreads growth but we are now gaining market share in margarine in both Europe and North America. Knorr cooking products did well and the successful jelly format was extended into seasonings through the introduction of Knorr Flavour Pots in the United Kingdom. Dressings performance was stable as Hellmann's lapped the 100 year anniversary in the United States.

Home Care
Underlying sales growth was broad-based and volume-led, with a significant impact from our new product launches. In laundry, the new concentrated Small & Mighty liquid detergents with improved formulation and innovative packaging are now present in seven markets and a new 'Eco' refill pack has been introduced. In France we launched Skip multi-action capsules, combining both liquid and powder technology in a single unit dose format to provide enhanced stain removal. Comfort Aromatherapy super-sensorials was extended into South Africa and Turkey.

Household cleaning growth outpaced the market. During the quarter we launched Cif direct application floor cleaner in Europe and Sun Ultimate, our best ever all-in-one dishwash tablets, in France. After successfully launching Domestos Turbo Fresh rotating rim blocks last year, we rolled them out to new countries in Europe. We saw continued good momentum from the recently launched Domestos and Cif in Brazil.

Refreshment
Strong growth in Refreshment was driven by ice cream in Brazil and Australia coupled with a very good start to the ice cream season in Europe. The ice cream innovation programme for 2014 includes products celebrating Magnum's 25th birthday, Klondike Kandy bars and Breyers Gelato in the United States, a new Carte D'Or Artisanal range in Europe and Cornetto with double topping and new flavours in China.

Tea growth accelerated in the United States, helped by the success of Lipton K-Cups®. We also saw good growth in the United Kingdom as PG Tips launched a range of fruit, herbal and green teas. Elsewhere we saw good growth in South Asia, Egypt and Arabia but weaker sales in Russia and Poland. The decline of AdeS soy drinks reduced as we reached the anniversary of the product recall last year.

OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	First Quarter 2014
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever Total	11.4	3.6	1.9	1.6
Asia/AMET/RUB	4.6	5.8	3.7	2.1
The Americas	3.6	3.7	0.5	3.2
Europe	3.1	0.1	1.1	(1.0)

Asia/AMET/RUB
AAR growth was ahead of our markets and we saw strong performances in China, Turkey and Indonesia and a marked improvement in Japan. Russia was weak reflecting the soft market conditions but our Personal Care brands continued to grow ahead of the market. South Africa grew despite weak markets and intense competition.

We completed the acquisition of a majority stake in the Qinyuan global water purification business, our biggest acquisition in China for more than ten years, more than doubling the size of our water purification business. This represents an important step towards the Unilever Sustainable Living Plan goal to make safe drinking water available and affordable to people across the world.

The Americas
North America declined despite competitive growth from the Personal Care brands. The key drivers of a decline in Foods were the timing of Easter, the decline of the margarine market and weak sales in dressings.

Consistent with our commitment to rigorously review our portfolio we are undertaking a strategic review of our North America pasta sauces business and the Slim.Fast brand.

Latin America delivered another quarter of strong growth and we made good progress despite the difficult macro-economic conditions. We saw good volume growth ahead of our markets coupled with strong price growth reflecting action taken to respond to higher input costs.

Europe
Europe was broadly stable in the first quarter, a good performance given the sluggish markets. Broad-based growth in ice cream, Personal Care and Home Care was largely offset by a decline in Foods. The key markets of United Kingdom and Germany grew ahead of their respective markets. A return to growth in Greece and Spain underlines the improving conditions in southern Europe.

We completed the disposal of the Bifi and Peperami brands during the quarter.

FINANCIAL POSITION

There has been no material change to Unilever's financial position since the published 2013 Group financial statements.

DIVIDENDS

The Boards have declared a quarterly interim dividend for Q1 2014 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.2850
Per Unilever PLC ordinary share:	£ 0.2338
Per Unilever N.V. New York share:	US$ 0.3938
Per Unilever PLC American Depositary Receipt:	US$ 0.3938

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 22 April 2014.
US dollar cheques for the quarterly interim dividend will be mailed on 10 June 2014 to holders of record at the close of business on 9 May 2014. In the case of the NV New York shares, Netherlands withholding tax will be deducted.
The quarterly dividend calendar for the remainder of 2014 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Quarterly dividend - for Q1 2014	24 April 2014	7 May 2014	9 May 2014	11 June 2014
Quarterly dividend - for Q2 2014	24 July 2014	6 August 2014	8 August 2014	10 September 2014
Quarterly dividend - for Q3 2014	23 October 2014	6 November 2014*	7 November 2014	10 December 2014
* For the Q3 2014 dividend, the Ex-dividend date for the NV New York shares and PLC ADRs will be 5 November 2014

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext in Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2013 and Annual Report and Accounts 2013. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team	Investors: Investor Relations Team
UK +44 20 7823 5354 lucila.zambrano@unilever.com	+44 20 7822 6830 investor.relations@unilever.com
NL +31 6 1137 5464 marc.potma@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

The web cast can also be viewed from the Unilever Investor Relations app which you can download from:
http://itunes.apple.com/us/app/unilever-investor-centre-app/id483403509?mt=8&ign-mpt=uo%3D4

SEGMENT INFORMATION - CATEGORIES
(unaudited)

First Quarter	Personal Care	Foods	Home Care	Refreshment	Total
Turnover (€ million)
2013	4,416	3,374	2,274	2,100	12,164
2014	4,154	3,019	2,163	2,067	11,403
Change (%)	(5.9)	(10.5)	(4.9)	(1.6)	(6.3)
Impact of:
Exchange rates (%)	(9.9)	(6.3)	(11.7)	(7.8)	(8.9)
Acquisitions (%)	-	-	0.3	0.8	0.2
Disposals (%)	(0.1)	(2.9)	-	-	(0.8)

Underlying sales growth (%)	4.5	(1.7)	7.4	5.9	3.6
Price (%)	1.8	0.3	2.5	2.2	1.6
Volume (%)	2.7	(2.0)	4.8	3.6	1.9

SEGMENT INFORMATION - GEOGRAPHICAL AREA
(unaudited)

First Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2013	5,029	4,029	3,106	12,164
2014	4,641	3,646	3,116	11,403
Change (%)	(7.7)	(9.5)	0.3	(6.3)
Impact of:
Exchange rates (%)	(12.4)	(11.4)	0.2	(8.9)
Acquisitions (%)	0.4	-	0.2	0.2
Disposals (%)	(0.8)	(1.5)	(0.1)	(0.8)

Underlying sales growth (%)	5.8	3.7	0.1	3.6
Price (%)	2.1	3.2	(1.0)	1.6
Volume (%)	3.7	0.5	1.1	1.9

Additional geographical information
(unaudited)

	First Quarter
	Turnover	USG	UVG	UPG
	€m	%	%	%
Unilever Total	11,403	3.6	1.9	1.6
Developed markets	4,963	(0.3)	0.6	(0.9)
Emerging markets	6,440	6.6	3.0	3.5

	First Quarter
	Turnover	USG	UVG	UPG
	€m	%	%	%
The Americas	3,646	3.7	0.5	3.2
North America	1,814	(2.4)	(1.0)	(1.4)
Latin America	1,832	9.8	2.1	7.6